FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release dated May 11, 2006, entitled, “Repsol YPF Net Income Rises 8.2% to EUR862 Million.”

2.	Preview of income statement for first quarter 2006.

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 11 May 2006

Number of pages: 8

(1ST QUARTER 2006 RESULTS)

REPSOL YPF NET INCOME RISES 8.2% TO

EUR862 MILLION

•	EBITDA rises 15% to EUR2,354 million

•	Income from operations rises 9.4%

•	Exploration & production grows 44.6%

•	Dividend rises 20% higher year-on-year in line with announced policy of double-digit growth

•	Increased activity in high-profit areas: North Africa, the Caribbean, and LNG projects in the Atlantic basin

•	Repsol YPF enters the Russian energy market

•	Repsol YPF becomes one of the world’s leaders in bio-fuel

Repsol YPF reported net income in first quarter 2006 was up 8.2% year-on-year to EUR862 million. Income from operations rose 9.4%, to EUR1,604 million. EBITDA was EUR2,354 million, up 15% from the same quarter last year, and earnings per share was EUR0.71 versus EUR0.65 for the same period in 2005

By areas of activity, there was higher income from the exploration & production and gas & power businesses, which showed 44.6% and 19.5% growth respectively. The refining & marketing and chemical business areas suffered the effect of lower international margins.

Press Release

Repsol YPF’s earnings in the first quarter of 2006 were registered in a scenario of a considerable narrowing of international refining margins and higher crude oil prices than in first quarter 2005.

Repsol YPF net debt at March 2006 was EUR4,893 million, representing an increase of EUR380 million from the same date 2005. The net debt to capitalisation ratio was 18.6%.

Investments in first quarter 2006 were EUR759 million, and went mostly to exploration & production (EUR475 million) and refining & marketing (EUR134 million).

PERFORMANCE BY BUSINESS AREAS

Exploration & Production posts 44.6% income growth

At EUR916 million, income from exploration & production operations in first quarter 2006 was 44.6% higher than the EUR633 million posted a year earlier. This growth was basically driven by the increase in higher gas sales prices registered in Trinidad & Tobago and Argentina.

The company’s liquids realisation price averaged $42.87 per barrel this quarter versus the 2005 equivalent of $31.52 per barrel. The average price of gas was $2.07 per thousand standard cubic feet (tscf), 39.9% up on that for first quarter 2005.

The company’s average oil and gas production from January to March 2006 was 2.6% down year-on-year, at 1,102,300 boepd. This decrease was mainly the result of strikes in the south of Argentina, the effect of Production Share Contracts and high crude oil prices.

Repsol YPF’s gas production increased 0.6% overall, to 593,300 boepd, with enhanced production coming mostly from Trinidad & Tobago (117,000 boepd) following the start up of Atlantic LNG train 4.

First quarter 2006 investments in the exploration & production business area were EUR475 million, up 107.4% from the same period a year ago. This increase relates to the purchase of a stake in West Siberian Resources, and the greater investments in development, which represent 58.5% of the quarter’s total investment. Investments in development were realized primarily in Argentina (53.2%), Trinidad & Tobago (13.2%), Venezuela (11.1%), Algeria (4.2%), Libya (3.4%), Ecuador (3.1%), Brazil (2.7%) and the United States (2.6%).

2

Press Release

Refining & marketing marks 2.4% sales growth

First quarter income from operations in the refining & marketing area was EUR603 million, falling 7.7% against the EUR653 million posted in 2005.

Lower performance here was mainly attributable to a narrowing of refining margins and a decrease in the marketing margin in Argentina. The company’s refining margin index in first quarter 2006 was $5.70 per barrel versus $7.32 per barrel in the same period 2005. Marketing margins were slightly higher year-on-year in Spain.

Total oil product sales increased 2.4% on first quarter 2006 levels to 14.4 million tons. Sales in Spain were 4.3% up year-on-year, and in Argentina, Brazil and Bolivia (ABB) dropped 1.9%. In the rest of the world, oil product sales showed 3.0% growth, reaching 1.98 million tons. Sales to our own marketing network were higher in ABB (11.6%) and the rest of the world (3%).

Total LPG sales worldwide rose 4.8% in first quarter 2006. By countries, in Spain sales fell 11%, whereas in Latin America they rose 26.6% year-on-year, shored up by strong growth in Peru (38.9%), Argentina (41.8%) and Ecuador (4.9%).

First quarter 2006 investments in refining & marketing were EUR134 million, mainly allotted to current refining projects.

Chemicals post 15% rise in sales

In Chemicals, income from operations in first quarter 2006 was 75.7% less year-on-year, at EUR39 million, versus EUR161 million a year earlier. The reasons for this reduction were lower international margins on base chemicals and derivatives in Europe, higher energy costs, and the fact that first quarter 2005 figures included capital gains on the sale of our 28% stake in PBB Polisur.

Total petrochemical product sales this quarter reached 1,168 thousand tons, 15% more than the year before. First quarter 2006 investments in Chemicals totalled EUR31 million, 72.2% higher than the same period a year ago and reflecting the revamping of the Tarragona propylene oxide/styrene complex.

3

Press Release

Gas & Power reports 19.5% income growth

Income from Gas & Power operations in first quarter 2006 rose 19.5% to EUR141 million, versus the EUR118 million equivalent posted in 2005.

There was improvement in natural gas commercialisation in Spain and growth in Latin America, where performance was boosted by organic operating growth in Mexico, Colombia, and Brazil. There was also enhanced income from power activities in Spain.

First quarter 2006 investment in gas & power amounted to EUR83, rising 3.8% year-on-year, and was mainly spent on power generation in Spain and expansion of the distribution grid.

FIRST QUARTER HIGHLIGHTS

20% DIVIDEND GROWTH

The Repsol YPF Board of Directors agreed last March to propose to the next Annual General Shareholders Meeting a final dividend of EUR0.30 per share against the 2005 financial year, equivalent to a 20% rise year-on-year.

The total gross dividend payout against the 2005 financial year will be EUR732 million, EUR0.60 per share, equivalent again to a 20% rise over the gross dividend for 2004, and in line with the company’s policy of ensuring sustained double-digit growth in annual dividends from 2005-9, as announced in the Strategic Plan for that period.

GREATER ACTIVITY IN NORTH AFRICA AND THE CARIBBEAN

Repsol YPF has increased its activities in high profitability areas during this first quarter 2006:

In Libya, where we are the largest operator, second only to the national company, NOC, there was a new discovery of light crude in the Murzuq basin, testing at a preliminary production level of 2,300 barrels of oil equivalent per day (boepd).

Located near the latest discoveries made in this same block towards the end of last year (which gave a preliminary production figure of 2,060 and 4,650 boepd, respectively), this discovery is operated by Repsol YPF with a 32% stake, in partnership with the Libyan National Oil Company (NOC) and three European companies: OMV (Austria), Hydro (Norway), and Total (France).

In Trinidad & Tobago, a Caribbean country housing 10% of Repsol YPF’s total oil and gas reserves and of strategic importance because of its magnificent location for supplying gas to the Atlantic coast, gas production rose considerably to 117,000 boepd with the start up of the fourth Atlantic LNG train.

4

Press Release

DEVELOPMENT OF NEW AREAS AND BUSINESSES

As announced in our Strategic Plan, Repsol YPF has developed new integrated LNG products during this quarter, and taken advantage of the business opportunities presented by new areas of interest such as Russia.

In Peru, the Peru LNG project started up in January last. This venture, in which Repsol YPF has a 20% share, contemplates the construction of an LNG plant in Pampa Melchorita, due to go into operation by 2009, with a nominal production capacity of 4 million tons per annum of liquefied natural gas (LNG), to be marketed on the West Coast of the USA and Mexico.

The Peru LNG project will be fed with natural gas from the Camisea field, in which Repsol YPF holds a 10% stake. It is also a partner in Transportadora de Gas del Perú, S.A. (TGP), the company that transmits natural gas produced at Camisea.

In Algeria, Repsol YPF, Gas Natural and Sonatrach signed last March the constitution of a joint venture called Sociedad de Licuefacción (SDL), which will construct and operate the natural gas liquefaction plant for the Gassi Touil project, the most important undertaking ever carried out in Algeria by an international consortium.

This project includes the exploration, development and production of gas from the areas under concession in the east-Algerian region of Gassi Touil Rhourde Nouss-Hamra; its subsequent liquefaction at the new plant, and the marketing of liquefied natural gas.

In line with the company’s policy of developing operations in new high potential areas, in February Repsol YPF and West Siberian Resources (WSR) signed a strategic agreement whereby Repsol YPF acquired a 10% stake in the latter, and will be able to take an active part in developing projects for the exploration and production of oil and gas in Russia, where WSR owns exploration assets. This deal strengthens Repsol YPF’s exploration & production (Upstream) business and represents an excellent opportunity to develop new projects in the region.

Also in this first quarter, Repsol YPF and Gas Natural, through their joint venture in the international liquefied natural gas business, signed a memorandum of understanding with the government of Nigeria for the future development of an important LNG project in that country, establishing the terms for the possible construction and operation of an LNG plant, which could have an initial capacity of some 7 million tons per annum (equivalent to approximately 10 Bcm of natural gas), and for the acquisition and development of gas reserves to feed the plant.

5

Press Release

STRATEGY FOR THE PRODUCTION OF BIO-FUELS

Last March, Repsol YPF and ACCIONA entered a protocol agreement for the construction and development in Spain of bio-diesel plants able to produce over one million tons of bio-diesel per annum, employing first-use vegetable oils as feedstock. Involving an investment estimated at EUR300 million, this is one of the largest scale projects for bio-diesel undertaken anywhere in the world to date.

The bio-diesel produced will prevent the emission to air of approximately 3 million tons of carbon by 2010. This project contemplates the installation of bio-diesel production plants in the proximity of Repsol YPF group refineries in Spain, with a unitary capacity of more than 200,000 tons per annum, and includes the participation of ACCIONA in building another plant in León (Spain), which is already underway.

CORPORATE RESPONSIBILITY

In March, Repsol YPF joined the World Business Council for Sustainable Development, one of the largest international business associations, having the mission of advancing towards sustainable development through innovation, eco-efficiency and corporate social responsibility. In that same month, we became a member of the group of companies collaborating with the Fundación Entorno-Business Council for Sustainable Development Spain, in order to jointly conduct activities in the sphere of sustainable development and corporate social responsibility.

During the first quarter 2006, Repsol YPF has received several international awards for the information and services provided by its website, amongst which it should be mentioned that Repsol YPF was selected as being the energy company with the best corporate website, according to the Best IR Websites in the Energy Sector. The company considers that its internet portal is a fundamental tool in achieving the communications and transparency on which the company’s relations with its stakeholders are based.

6

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Variation %
	2005	2006
Revenues from continuous operations before financial expenses	11,546	14,184	23
Income from continuous operations before financial expenses	1,466	1,604	9
Financial expenses	(207)	(119)	(43)
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	1,259	1,485	18
Income tax	(491)	(624)	27
Share in income from companies carried by the equity method	27	26	(4)
Income for the period	795	887	12
Income attributable to minority interests	(2)	25	—

NET INCOME	797	862	8

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL CHARGES, BY ACTIVITIES

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January –March		Variation %
	2005	2006
Exploration & production	633	916	45
Refining & marketing	653	603	(8)
Chemicals	161	39	(76)
Gas & power	118	141	19
Corporate & others	(99)	(95)	(4)

TOTAL	1,466	1,604	9

7

Press Release

REPSOL YPF OPERATING HIGHLIGHTS

	January – March		Variation %
	2004	2005
Oil and gas production (Thousand boepd)	1,131.6	1,102.3	(2.6)
Sales of oil products (Thousand tons)	14,131	14,469	2.4
Sales of petrochemical products (Thousand tons)	1,018	1,168	14.7
LPG sales (Thousand tons)	998	1,125	12.7

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2005	March 2006
Goodwill	3,773	3,655
Other intangible assets	1,003	1,254
Property, plant & equipment	23,304	22,975
Long term financial instruments	1,149	1,151
Other non-current assets	1,050	1,146
Deferred tax assets	1,197	1,269
Assets held for sale	1	1
Current assets	11,157	11,935
Temporary cash investments and cash on hand and in banks	3,148	2,579

TOTAL ASSETS	45,782	45,965

Total equity	16,790	17,540
Long term provisions	3,068	3,092
Deferred tax liabilities	3,380	3,292
Subsidies and deferred revenues	200	418
Preferred shares	3,485	3,478
Non-current financial debt	6,236	6,090
Financial lease liabilities	590	588
Other non-current debt	914	818
Current financial debt	2,701	2,628
Other current liabilities	8,418	8,021

TOTAL EQUITY AND LIABILITIES	45,782	45,965

8

Item 2
Preview of income statement
for first quarter 2006

Income from operations rose 9.4% in first quarter 2006

Unaudited figures (IFRS)

FIRST QUARTER 2006 RESULTS	1Q05	4Q05	1Q06	% Variation 1Q06/1Q05
REPORTED EARNINGS (Million euros)
INCOME FROM OPERATIONS	1,466	1,361	1,604	9.4
NET INCOME	797	549	862	8.2

PROFORMA INDICATORS (Million euros)
ADJUSTED OPERATING INCOME	1,483	1,832	1,584	6.8
ADJUSTED NET INCOME	785	999	844	7.5

EARNINGS PER SHARE
Euros per share	0.65	0.45	0.71	8.2
Dollars per share	0.85	0.53	0.86	-4.4

FIRST QUARTER 2006 HIGHLIGHTS

•	Net income in the quarter rose 8.2% year-on-year, to Eu862 million. Excluding non-recurring items, adjusted net income was 7.5% higher year-on-year. These quarterly results reflect high crude oil prices and refining margins which, although lower than in 2005, are still higher than the historical average for the company.

•	Income from operations in first quarter 2006 was Eu1,604 million. Excluding non-recurring items, adjusted operating income rose 6.8% to Eu1,584 million. EBITDA was Eu2,354 million, up 15.0% year-on-year and earnings per share were Eu0.71.

•	Production in the quarter was 1,102,300 boepd, 2.6% less than in 2005 mainly because of labour strikes in Southern Argentina and the effect of high oil prices on PSCs (production sharing contracts).

•	Last March, the Repsol YPF Board of Directors agreed to propose at the next Annual General Shareholders Meeting a final dividend of Eu0.30 per share against the 2005 financial year, equivalent to a 20% rise year-on-year.

•	The Bolivian government published Supreme Decree Nº 28,701 on 1 May 2006 nationalising the country’s oil and gas resources, and setting a time limit of 180 days to fix the terms under which this takes place and adapt existing concessions to this new Law. Until this occurs, it will be difficult to assess the final impact of this measure.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

Net income was Eu862 million in the quarter. Excluding non-recurring items (Eu18 million), adjusted net income in euros was 7.5% higher year-on-year.

Income from operations reached Eu1,604 million. These results have increased by Eu20 million due to various non-recurring items, therefore adjusted operating income showed a rise of 6.8%.

EBITDA was Eu2,354 million, up 15.0% year-on-year and earnings per share were Eu0.71. in first quarter 2006 versus Eu0.65 in the same quarter 2005.

Oil prices remained high in this quarter, as in the last, well above the levels registered in first quarter 2005 (with Brent oil at $61.79 per barrel versus $47.64 per barrel the year before), and higher than the $56.90 per barrel averaged in fourth quarter 2005. At $5.70 per barrel, the company’s refining margin indicator in the first quarter was lower than in 2005.

In marketing, sales margins on fuel in Spain fell with respect to the end of the year, but remained slightly higher than in first quarter 2005. Margins in Argentina continued at negative levels because international price increases could not be passed through to retail prices.

In the Chemical business area, international margins were narrower on base and derivative chemicals in Europe and sales volumes improved year-on-year. Lastly, the gas and power business continued to reflect the good performance of distribution activities in Latin America, a sharp rise in marketing margins in Spain, and strong earnings growth in the power business in Spain.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures

	1Q05	4Q05	1Q06	% Variation 1Q06/1Q05
INCOME FROM OPERATIONS (Million euros)	633	697	916	44.6
ADJUSTED INCOME FROM OPERATIONS (Million euros)	723	1,045	919	27.1
OIL AND LIQUIDS PRODUCTION (Thousand boepd)	542.1	513.5	509.0	-6.1
GAS PRODUCTION (Million scf/d)	3,310	3,234	3,331	0.6
TOTAL PRODUCTION (Thousand boepd)	1,131.6	1,089.4	1,102.3	-2.6
INVESTMENTS (Million euros)	229	1,017	475	107.4
EXPLORATION EXPENSES (Million euros)	50	114	86	72.0

REALISATION PRICES	1Q05	4Q05	1Q06	% Variation 1Q06/1Q05
Brent ($/Bbl)	47.64	56.90	61.79	29.7
WTI ($/Bbl)	49.82	60.02	63.47	27.4
LIQUIDS ($/Bbl)	31.52	39.88	42.87	36.0
GAS ($/kscf)	1.48	2.02	2.07	39.9

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in the first quarter 2006 was Eu916 million. This figure includes Eu3 million in non-recurring losses.

Excluding non-recurring items, adjusted operating income in first quarter 2006 was 27.1% up on the 2005 equivalent. Enhanced performance in this area was the outcome of a year-on-year rise in crude oil reference prices and narrower differentials for heavy crudes in Southern Argentina than a year earlier, higher gas realisation prices in Trinidad & Tobago and, in Argentina, as a consequence of the price increases approved by the Argentine Government from May 2004 to July 2005. On the downside, strikes called by trades unions caused production losses in South Argentina, with the consequent cut in income. In Venezuela, operating concessions have been maintained during this first quarter 2006.

Tax on exports in Argentina continued to have an adverse effect on income from operations, and in the case of crude oil, on the domestic prices for intra-group sales and sales to other operators.

Repsol YPF liquids realisation prices averaged $42.87 per barrel in the first quarter 2006 versus $31.52 per barrel a year earlier and $39.88 per barrel in fourth quarter 2005. The wider year-on-year differential in crude oil reference prices was due to the 31% discount applied to liquids in Argentina, despite narrower differentials for heavy crudes in this country.

The average price of gas in the quarter was $2.07 per thousand cubic feet, up 39.9% year-on-year, mainly driven by higher average gas selling prices in Trinidad & Tobago and Argentina, where the average of $1.69 per kscf in this quarter was 33.0% up year-on-year.

At 1,102,300 boepd, total production in first quarter 2006 was 2.6% down year-on-year, mainly curtailed by a drop in gas production in Argentina during the quarter and a fall in liquids production. If it had not been for the loss caused by labour strikes in South Argentina (19,800 boepd), the effect (3,200 boepd) of high oil prices on PSCs (production sharing contracts), and gas delivery problems in Venezuela (6,700 boepd), production would have been similar to that for first quarter 2005.

Crude oil and liquids production in the quarter was 509,000 bpd, 6.1% lower year-on-year. Output in ABB (Argentina, Bolivia & Brazil) was 369,600 bpd, falling 9.5% because of a 10.0% drop in Argentina, where production was not only curtailed by the natural decline in fields, but also by an 16,600 bpd cutback from labour strikes. Had it not been for the impact of the labour strikes in Argentina, the variation in production would have been 5.6% in that country. Production in the rest of the world was 139,400 bpd, up 4.2% on the strength of production growth in Trinidad & Tobago, Libya, Ecuador and Colombia, and despite lower production in Venezuela, Dubai and Algeria (in the latter, through the effect of PSC contracts).

Gas production was 3,331 Mscf/d (593,300 boepd), improving 0.6% year-on-year, with growth mainly in Trinidad & Tobago - where production reached 657 Mscf/d (117,000 boepd) thanks to the start of production from Atlantic LNG, train 4.

First quarter investments in the Exploration & Production area amounted to Eu475 million, 107.4% above first quarter 2005. Higher expenditure was mainly the result of the acquisition of a 10% stake in West Siberian Resources and larger investments in development. Investments in development represented 58.5% of total investment in the quarter, spent mostly in Argentina (53.2%), Trinidad & Tobago (13.2%), Venezuela (11.1%), Algeria (4.2%), Libya (3.4%), Ecuador (3.1%), Brazil (2.7%), and the U.S. (2.6%).

2.2. REFINING & MARKETING

Unaudited figures

	1Q05	4Q05	1Q06	% Variation 1Q06 / 1Q05
INCOME FROM OPERATIONS (Million euros)	653	590	603	-7.7
ADJUSTED INCOME FROM OPERATIONS (Million euros)	636	670	605	-4.8
ADJUSTED LPG INCOME FROM OPERATIONS (Million euros)	61	65	69	13.1
OIL PRODUCT SALES (Thousand tons)	14,131	15,258	14,469	2.4
LPG SALES (Thousand tons)	998	895	1,125	12.7
INVESTMENTS (Million euros)	275	290	134	-51.3

REFINING MARGIN INDICATORS ($/bbl)	1Q05	4Q05	1Q06	% Variation 1Q06 / 1Q05
Spain	6.59	7.11	4.61	-30.0
ABB	10.55	13.69	8.42	-20.2
Repsol YPF	7.32	8.99	5.70	-22.1

Income from operations in first quarter 2006 dropped 7.7% year-on-year to Eu603 million. These results include Eu2 million of non-recurring losses, without which adjusted operating income was down 4.8%.

Lower performance in this area was mainly due to the narrowing of refining margins and a fall in marketing margins in Argentina.

In Argentina, the discount on international prices applied to internal oil sales continued in place, but this has only a partial effect in countering the price freeze on product sales.

The company’s refining margin indicator was $5.70 per barrel against $7.32 per barrel in the same quarter 2005. The distillation level in the first quarter was 7.5% higher than in the same quarter the year before. In Spain, the distillation level was 8.7 Mtoe, clearly higher than in the first quarter 2005 when there were stoppages to effect important turnarounds.

Total oil product sales in first quarter 2006 were 2.4% up year-on-year.

In Spain, light product sales to our own marketing network in the first quarter were slightly higher than those for the same quarter 2005. Gasoline and diesel margins at service stations were wider overall than in first quarter 2005, although slightly lower quarter-on-quarter.

In ABB, light product sales to our own marketing network were up 9.7% year-on-year on the back of demand recovery in the region and the need to meet domestic market demand. Marketing margins were lower in Argentina since international price increases could not be passed on to retail prices.

From 2006 onwards, wholesales in Argentina are booked under LPG, whereas up to 2005 these were booked under R&M ABB. On like terms, total LPG sales worldwide have grown 4.8% (see Operating Highlights tables). By countries, in Spain there was an 11% drop year-on-year. Unitary gas margins were 9.4% higher than in first quarter 2005. Sales in Latin America rose 26.6% year-on-year shored up by strong growth in Peru (38.9%) thanks to a favourable market evolution and a larger market share; in Argentina (41.8% on like-for-like terms) again because of a favourable market evolution and also a reduction in stock with respect to 2005; and in Ecuador (4.9%), coupled with good performance in the other countries. In general, margins rose in practically all businesses despite higher international feedstock quotations.

First quarter 2006 investments in the Refining & Marketing area amounted to Eu134 million, mainly allotted to current refining projects.

2.3. CHEMICALS

Unaudited figures

	1Q05	4Q05	1Q06	% Variation 1Q06 / 1Q05
INCOME FROM OPERATIONS (Million euros)	161	43	39	-75.7
ADJUSTED INCOME FROM OPERATIONS (Million euros)	129	50	40	-69.0
CHEMICAL PRODUCT SALES (Thousand tons)	1,018	1,245	1,168	14.7
INVESTMENTS (Million euros)	18	52	31	72.2

INTERNATIONAL MARGIN INDICATORS	1Q05	4Q05	1Q06	% Variation 1Q06 / 1Q05
Cracker (Euros per ton)	592	533	481	-18.8
Derivatives Europe (Euros per ton)	365	383	346	-5.2
Derivatives Latin America (US$ per ton)	245	262	272	11.0

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

First quarter 2006 income from chemical operations was Eu39 million versus Eu161 million in the same quarter a year earlier, and Eu43 million in fourth quarter 2005. Excluding non-recurring items, adjusted operating income fell 69.0% year-on-year and was 20.0% down versus fourth quarter 2005.

Lower income year-on-year was the outcome of narrower international margins on base chemicals and derivatives in Europe, higher energy costs, and the fact that first quarter figures for 2005 included capital gains on the sale of our 28% stake in PBB Polisur.

The narrowing of international margins on base chemicals was the result of higher naphtha and crude oil prices, marking record highs in the first quarter 2006, which were not offset by the price rises in ethylene and propylene.

At 1,168 thousand tons, first quarter petrochemical product sales were 15% up year-on-year, through the joint effect of a scheduled turnaround at the Puertollano cracker and at some derivative plants in 2005 and the capacity increase resulting from the 50% acquisition of the TdP (Propylene Transformer) in September of that year.

First quarter investments in Chemicals were Eu31 million, 72.2% higher year-on-year on the back of current investments in the Tarragona complex, including work to increase capacity at the PO/SM plant.

2.4. GAS & POWER

Unaudited figures

	1Q05	4Q05	1Q06	% Variation 1Q06/ 1Q05
INCOME FROM OPERATIONS (Million euros)	118	99	141	19.5
ADJUSTED INCOME FROM OPERATIONS (Million euros)	86	76	111	29.1
INVESTMENTS (Million euros)	80	120	83	3.8

Income from operations in first quarter 2006 rose 19.5% year-on-year to Eu141 million versus the Eu118 million posted in 2005.

Discounting the effect of capital gains on the sale of Enagas shares, income rose 29.1%, reflecting the sharp growth in results from all business areas of Gas Natural SDG, with especially good performance by the power activity in Spain, international activity and the sharp recovery of natural gas commercialisation in Spain.

Income growth from gas distribution in Spain was slightly lower than the increase in the regulated remuneration scheme for the financial year 2006 because of milder temperatures in this period in comparison with first quarter 2005.

The power business in Spain benefited from good performance by power generation thanks to high pool prices, the start-up at the end of last year of the 1,200 MW power station in Cartagena, and the contribution of eolic power. On the downside, earnings from the sale of electricity continue to partially curtail these good results because the reference price for this activity, the regulated tariff, implicitly incorporates a considerably lower pool price than that prevailing during the period.

In America, enhanced earnings were mainly driven by the organic growth of activities in Argentina, Mexico, Colombia and Brazil and the appreciation of the dollar and local currencies against the euro.

Furthermore, in contrast to what happened in the first part of 2005, natural gas commercialisation in Spain has shown considerable improvement this quarter in that the cost of gas implicit in the average retail price is gradually approaching the feedstock cost recognised in the tariffs, as a result of the current marketing policy and the partial recognition in tariffs of the “extra costs” of feedstock procurement.

First quarter 2006 investments in Gas & Power totalled Eu83 million, and were very similar to the 2005 equivalent. Expenditure mainly went to power generation in Spain and the extension of distribution networks.

2.5. CORPORATE AND OTHERS

This caption, reflecting corporate overheads and activities not attributable to operating areas, recorded an expense of Eu95 million in the first quarter 2006. This amount includes non-recurring losses totalling Eu4 million.

Excluding non-recurring items, the expense in this first quarter was Eu91 million similar to the amount booked a year earlier.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures

BREAKDOWN OF NET DEBT (Million euros)	1Q06
NET DEBT AT THE START OF THE PERIOD	4,513
EBITDA	-2,354
VARIATION IN TRADE WORKING CAPITAL	1,068
INVESTMENTS (1)	746
DIVESTMENTS	-84
DIVIDENDS (including those of the affiliates)	372
TRANSLATION DIFFERENCES (2)	-73
OTHER MOVEMENTS	705
NET DEBT AT CLOSE OF THE PERIOD	4,893
NET DEBT + PREFERRED SHARES AT CLOSE OF THE PERIOD	8,371

Debt ratio (%)
TOTAL CAPITALISATION (Million euros)	26,329
NET DEBT/ TOTAL CAPITALISATION	18.6
NET DEBT + PREFERRED SHARES / TOTAL CAPITALISATION	31.8

(1)	In addition, there are other financial investments totalling Eu13 million bringing total investment to Eu759 million (see investment table)
(2)	At 31 March 2006, Eu1 = $1.208

The company’s net debt at the end of first quarter 2006 totalled Eu4,893 million, Eu380 million more than at the end of 2005. EBITDA in first quarter 2006, at Eu2,354 million, remained at the same levels as in the previous year. Nevertheless, working capital increased considerably, reaching Eu1,068 million, absorbing a substantial part of the cash flow.

The increase in working capital reflects the following factors:

•	A slight rise in the volume of refinery stocks.

•	A considerable increase in the price of oil and oil products in this period.

•	The greater relative weighting in purchases of oil products as opposed to crude oil, which has given rise to higher average inventory prices while reducing the average number of days for payment to suppliers.

•	The payment of certain non-financial liabilities in this quarter for which provisions had been booked in December 2005.

There was also an interim dividend payout of Eu366 against 2005 in this quarter.

Financial charges in first quarter 2006 were Eu119 million versus Eu207million in first quarter 2005. The main variation is in the “translation differences” caption, which are positive in this quarter and diminish financial charges.

Unaudited figures

FINANCIAL EXPENSES (Million euros)	1Q05	4Q05	1Q06	% Variation 1Q06/1Q05
NET INTEREST EXPENSE	98	95	94	-4.1
DIVIDENDS PAID ON PREFERRED SHARES	44	45	46	4.5
CAPITALISED INTEREST	-5	-4	-5	—
MARKET VALUATION OF FINANCIAL DERIVATIVES	-2	13	6	—
INTEREST ACCRETION TO PROVISIONS	19	73	30	57.9
TRANSLATION DIFFERENCES	41	20	-70	—
OTHER FINANCIAL INCOME (EXPENSES)	12	16	18	50.0

TOTAL	207	258	119	-42.5

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The effective corporate tax rate in 2006 has been estimated at 42%.

This rate is higher than the one applied to recurring income in 2005 (40.3%) mainly because of the greater contribution from Upstream activities which are subject to a higher tax rate. Taxes accrued in first quarter 2006 totalled Eu624 million.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	1Q05	4Q05	1Q06	% Variation 1Q06/ 1Q05
E&P	18	21	17	-5.6
R&M	7	19	8	14.3
CHEMICALS	-1	0	0	—
G&P	3	0	1	-66.7

TOTAL	27	40	26	-3.7

First quarter income from equity-accounted companies totalled Eu26 million versus Eu27 million in the same quarter 2005.

4.3. MINORITY INTERESTS

Minority interests in first quarter 2006 posted an expense of Eu25 million versus a loss of Eu2 million in first quarter 2005. This result is mainly attributable to higher income from Petronor and Andina.

5. HIGHLIGHTS

We would like to highlight the following events announced since our last quarterly report:

In Exploration & Production, a memorandum of understanding was established in Venezuela for the migration of the operating concessions on Quiriquire, Mene Grande, Quiamare La Ceiba and Guárico Occidental to mixed companies with a PDVSA (via the Corporación Venezolana del Petróleo, S.A. “CVP”). This MOU stipulates that a PDVSA affiliate (60%) and Repsol YPF (40%) will form a mixed company to take over the operation of Quiriquire and Mene Grande during a 20-year period. The exploitation of unassociated natural gas in the area called “deep Quiriquire” will be carried out by a mixed company between Repsol YPF (60%) and CVP (40%) also for a 20-year period. The effective date was 1 April 2006.

Repsol YPF and Energía Argentina S.A (ENARSA) signed, on 12 January 2006, two agreements for the exploration and development of oil and gas at the Argentine continental rig.

The first of these is a ten-year strategic agreement covering all the areas and/or blocks 100% owned by Repsol YPF or ENARSA, located offshore from Argentina, within three zones of interest on the so-called continental shelf (stretching from the Uruguay border to the Falkland Islands), the Gulf of San Jorge and the Austral Basin. It is established that Repsol YPF and ENARSA are prepared to collaborate in the exploration and eventual development of said Argentine continental rig.

The second agreement establishes that a consortium comprising ENARSA, Repsol YPF and other international companies will conduct oil and gas exploration activities in the Colorado Marina basin, located offshore in Argentine waters. Repsol YPF will be operator of this area with a 35% stake, accompanied by ENARSA (35%), and seconded by Petrobras (25%) and Petrouruguay (5%).

The groundbreaking ceremony for the Peru LNG project was held last January, and was attended by the President of Peru and the senior managers of the consortium comprising Hunt Oil (50%), SK Corporation (30%), and Repsol YPF (20%). This project contemplates the construction and operation of a liquefaction plant in Pampa Melchorita and a new gas pipeline connecting the plant to the current network, both scheduled to go into operation by 2009. The liquefied gas produced at this plant, which has a capacity of more than 4 million tons of LNG, will be sold by Repsol YPF, mostly to the markets in the region, especially Mexico and the United States.

Repsol YPF and West Siberian Resources (WSR) signed a strategic agreement on 6 February 2006 whereby Repsol YPF acquired a 10% stake in the latter, via a WSR capital increase, with an investment of nearly $90 million, and thereby shares in the development of oil and gas exploration and production projects in Russia, where WSR owns exploration assets. This deal will strengthen Repsol YPF’s upstream business, and is in line with the company’s strategy of geographical diversification. The alliance with WSR also gives Repsol YPF an excellent opportunity to participate in the Russian market with a view to studying other projects in the region.

In March last, Repsol YPF, Gas Natural SDG and Sonatrach signed the constitution of a joint venture for the construction of an LNG plant pertaining to the Gassi Touil integrated gas project in Algeria. This new company, called Sociedad de Licuefacción (SDL), will construct and operate the natural gas liquefaction terminal, part of a project that contemplates the exploration, development and production of gas from the areas under concession in the east-Algerian region of Gassi Touil Rhourde Nouss-Hamra; its subsequent liquefaction at a new plant in Arzew, and the marketing of liquefied natural gas. The shareholding structure of the new company is as follows: Repsol Exploration Algeria S.A. holds a 48% stake; Gas Natural Exploration S.L. (100% Gas Natural SDG affiliate) holds 32%, and Holding Sonatrach Raffinage et Chimie (100% Sonatrach affiliate) has the other 20%. The Algerian state-owned oil company awarded the Gassi Touil project to the consortium comprising Repsol YPF (60%) and Gas Natural SDG (40%) in 2004.

Repsol YPF and Gas Natural SDG, through their joint venture in the international Liquefied Natural Gas (LNG) business, have signed a memorandum of understanding with the Nigerian Government for the future development of an important LNG project in that country. This agreement establishes the terms for the eventual construction and operation of an LNG plant in Nigeria, with an initial capacity of some 7 million tons per annum (equivalent to approximately 10 Bcm) of natural gas, and for the acquisition and development of gas reserves to feed the plant.

As we have already mentioned in the highlights for this quarter, on 1 May 2006 last, the Bolivian government promulgated Supreme Decree Nº. 28,701, nationalising the ownership of the country’s hydrocarbon resources from that date onwards. The decree also established that existing contracts will be regularised within a term of no more than 180 days.

In the Refining & Marketing Area, in March, Repsol YPF and Acciona entered the largest agreement in the world for the production of bio-diesel. Involving an investment that may surpass Eu300 million, up to six production plants will be constructed to achieve a total throughput of over one million tons of bio-diesel per annum, thereby preventing the emission to air of some 3 million tons of CO2 by the year 2010.

On 12 April last, the European Commission accepted the commitments put forward by Repsol YPF (via its affiliate Repsol Comercial de Productos Petrolíferos) to increase competition in the market of fuel distribution to service stations in Spain. The exercise of these commitments will permit a considerable number of service stations in Spain, those for which Repsol YPF owns the real estate or usufruct rights, to rescind their long-term exclusive supply contracts and enter contracts with other suppliers.

In the Corporation,

The Repsol YPF Board of Directors agreed last March to propose to the next Annual General Shareholders Meeting a final dividend of Eu0.30 per share against the 2005 financial year, equivalent to a 20% rise year-on-year. The total gross dividend against the 2005 financial year will therefore be Eu0.60 per share, equivalent again to a 20% rise over the gross dividend against 2004. As a result of this proposal, the total dividend payout against the 2005 financial year will be Eu732 million, in line with the policy of sustained double-digit growth in annual dividends from 2005-9 as announced by Antonio Brufau, Chairman and CEO of Repsol YPF, in the Strategic Plan for that period.

Also in March, Repsol YPF signed up with the Fundación Entorno-Business Council for Sustainable Development Spain (FE-BCSD Spain) to become a member of the group of companies collaborating with this Foundation. This collaboration agreement establishes that both institutions will jointly conduct activities in the sphere of sustainable development and corporate social responsibility, which will be articulated via the organisation of informative events, difusion, training programmes, demonstrations and research activities. Fundación Entorno is a member of the WBCSD’s regional network in Spain.

In that same month, Repsol YPF joined the World Business Council for Sustainable Development, one of the largest international business associations, of which only 4 of the 180 member companies all over the world are Spanish, having the mission of promoting business leadership in the advance towards sustainable development through innovation, eco-efficiency and corporate social responsibility. Sustainable development is one of the great challenges faced by society today. In our view at Repsol YPF, corporate responsibility implies a behaviour that integrates the business objective of creating wealth with the ethical and professional values of the people who work in the company, and our commitment to the community and protection of the environment. This commitment fully aligns with the criteria of sustainable development.

Madrid, 11 May 2006

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Spain

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

United States

1330 Lake Robbins Drive. Suites 300/400.

The Woodlands, TX 77380 (USA)

Tel. 281 681 7242

Fax. 281 681 7271

TABLES

1ST QUARTER 2006 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q05	4Q05	1Q06	2005	2006
EBITDA (1)	2,048	2,475	2,354	2,048	2,354
Income from continuous operations before financial expenses	1,466	1,361	1,604	1,466	1,604
Financial expenses	(207)	(258)	(119)	(207)	(119)
Income of discontinued operations before tax	—	—	—		—
Income before income tax and income of associates	1,259	1,103	1,485	1,259	1,485
Income tax	(491)	(580)	(624)	(491)	(624)
Share in income of companies carried by the equity method	27	41	26	27	26
Income for the period	795	564	887	795	887

ATTRIBUTABLE TO:

Minority interests	(2)	15	25	(2)	25
EQUITY HOLDERS OF THE PARENT	797	549	862	797	862

CASH FLOWS FROM OPERATING ACTIVITIES	1,598	2,093	676	1,598	676

Resultado atribuido a la sociedad dominante por acción (*)
* Euros/acción	0.65	0.45	0.71	0.65	0.71
* $/ADR	0.85	0.53	0.86	0.85	0.86

Flujo de efectivo generado por acción (*)
* Euros/acción	1.31	1.71	0.55	1.31	0.55
* $/ADR	1.70	2.06	0.67	1.70	0.67

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.
(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income, excluding income from sale of non-current assets).

Dollar/euro exchange rate at date of closure of each quarter

1.2950 dollars per euro in 1Q05

1.1842 dollars per euro in 4Q05

1.2080 dollars per euro in 1Q06

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1Q 2005			JANUARY-MARCH 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,466	17	1,483	1,466	17	1,483
Exploration & Production	633	90	723	633	90	723
Refining & Marketing	653	(17)	636	653	(17)	636
Chemicals	161	(32)	129	161	(32)	129
Natural gas & Power	118	(32)	86	118	(32)	86
Corporate & others	(99)	8	(91)	(99)	8	(91)
Financial expenses	(207)	18	(189)	(207)	18	(189)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,259	35	1,294	1,259	35	1,294
Income tax	(491)	(12)	(503)	(491)	(12)	(503)
Share in income of companies carried by the equity method	27	—	27	27	—	27
Income for the period	795	23	818	795	23	818

ATTRIBUTABLE TO:

Minority interests	(2)	35	33	(2)	35	33

EQUITY HOLDERS OF THE PARENT	797	(12)	785	797	(12)	785

	4Q 2005			JANUARY-DECEMBER 2005
	Total	Non recurrent	Adjusted	Total	No recurrentes	Ajustado
Income from continuous operations before financial expenses	1,361	471	1,832	6,161	533	6,694
Exploration & Production	697	348	1,045	3,246	463	3,709
Refining & Marketing	590	80	670	2,683	43	2,726
Chemicals	43	7	50	308	(48)	260
Natural gas & Power	99	(23)	76	389	(73)	316
Corporate & others	(68)	59	(9)	(465)	148	(317)
Financial expenses	(258)	70	(188)	(722)	(9)	(731)
Income of discontinued operations before tax	—		—	—	—	—
Income before income tax and income of associates	1,103	541	1,644	5,439	524	5,963
Income tax	(580)	(80)	(660)	(2,332)	(74)	(2,406)
Share in income of companies carried by the equity method	41	—	41	117	—	117
Income for the period	564	461	1,025	3,224	450	3,674

ATTRIBUTABLE TO:

Minority interests	14	12	26	104	45	149

EQUITY HOLDERS OF THE PARENT	550	449	999	3,120	405	3,525

	1Q 2006			JANUARY-MARCH 2006
	Total	Non recurrent	Adjusted	Total	No recurrentes	Ajustado
Income from continuous operations before financial expenses	1,604	(20)	1,584	1,604	(20)	1,584
Exploration & Production	916	3	919	916	3	919
Refining & Marketing	603	2	605	603	2	605
Chemicals	39	1	40	39	1	40
Natural gas & Power	141	(30)	111	141	(30)	111
Corporate & others	(95)	4	(91)	(95)	4	(91)
Financial expenses	(119)	—	(119)	(119)	—	(119)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,485	(20)	1,465	1,485	(20)	1,465
Income tax	(624)	2	(622)	(624)	2	(622)
Share in income of companies carried by the equity method	26	—	26	26		26
Income for the period	887	(18)	869	887	(18)	869

ATTRIBUTABLE TO:

Minority interests	25	—	25	25	—	25

EQUITY HOLDERS OF THE PARENT	862	(18)	844	862	(18)	844

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q05	4Q05	1Q06	2005	2006
Exploration & Production	1,921	2,753	2,486	1,921	2,486
Spain	28	58	54	28	54
ABB	1,097	1,435	1,364	1,097	1,364
Rest of World	796	1,260	1,068	796	1,068

Refining & Marketing	9,086	11,457	11,508	9,086	11,508
Spain	6,556	7,973	8,254	6,556	8,254
ABB	1,541	2,019	1,873	1,541	1,873
Rest of World	989	1,465	1,381	989	1,381

Chemicals	915	1,138	1,125	915	1,125
Spain	653	844	838	653	838
ABB	181	169	197	181	197
Rest of World	81	125	90	81	90

Natural gas & Power	678	888	997	678	997

Corporate & others	-1,054	-1,849	-1,932	-1,054	-1,932

TOTAL	11,546	14,387	14,184	11,546	14,184

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q05	4Q05	1Q06	2005	2006
Exploration & Production	633	697	916	633	916
Spain	6	9	15	6	15
ABB	245	401	415	245	415
Rest of World	382	287	486	382	486

Refining & Marketing	653	590	603	653	603
Spain	412	572	483	412	483
ABB	213	9	81	213	81
Rest of World	28	9	39	28	39

Chemicals	161	44	39	161	39
Spain	69	6	1	69	1
ABB	74	33	30	74	30
Rest of World	18	5	8	18	8

Natural gas & Power	118	99	141	118	141

Corporate & others	(99)	(69)	(95)	(99)	(95)

TOTAL	1,466	1,361	1,604	1,466	1,604

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q05	4Q05	1Q06	2005	2006
Exploration & Production	1,058	1,429	1,400	1,058	1,400
Spain	-6	34	20	-6	20
ABB	588	758	770	588	770
Rest of World	476	637	610	476	610

Refining & Marketing	745	862	764	745	764
Spain	431	668	581	431	581
ABB	243	100	119	243	119
Rest of World	71	94	64	71	64

Chemicals	216	110	91	216	91
Spain	143	54	35	143	35
ABB	47	43	39	47	39
Rest of World	26	13	17	26	17

Natural gas & Power	111	117	172	111	172

Corporate & others	-82	-43	-73	-82	-73

TOTAL	2,048	2,475	2,354	2,048	2,354

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q05	4Q05	1Q06	2005	2006
Exploration & Production	229	1,017	475	229	475
Spain	6	8	1	6	1
ABB	156	387	218	156	218
Rest of World	67	622	256	67	256

Refining & Marketing	275	290	134	275	134
Spain	119	182	78	119	78
ABB	22	77	46	22	46
Rest of World	134	31	10	134	10

Chemicals	18	52	31	18	31
Spain	14	31	25	14	25
ABB	2	13	3	2	3
Rest of World	2	8	3	2	3

Natural gas & Power	80	120	83	80	83

Corporate & others	28	65	36	28	36

TOTAL	630	1,544	759	630	759

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		DECEMBER 2005	MARCH 2006
	Goodwill	3,773	3,655
	Other intangible assets	1,003	1,254
	Property, Plant and Equipment	23,304	22,975
A.	Long term financial assets	1,149	1,151
	Other non-current assets	1,050	1,146
	Deferred tax assets	1,197	1,269
	Assets held for sale	1	1
	Current assets	11,157	11,935
B.	Temporary cash investments and cash on hand and in banks	3,148	2,579

	TOTAL ASSETS	45,782	45,965

	Total equity
C.	Attributable to equity holders of the parent	16,262	17,002
D.	Minority interests	528	538
	Long term provisions	3,068	3,092
	Long term provisions	3,380	3,292
E.	Subsidies and deferred revenues	200	418
F.	Preferred shares	3,485	3,478
G.	Non-current financial debt	6,236	6,090
	Financial lease liabilities	590	588
	Other non-current debt	914	818
H.	Current financial debt	2,701	2,628
	Other current liabilities	8,418	8,021

	TOTAL EQUITY AND LIABILITIES	45,782	45,965

	FINANCIAL RATIOS
I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	127	96
J.	NET DEBT (Sum of G+H-A-B+I)	4,513	4,893
	CAPITALIZATION (Sum of C+D+E+F+J)	24,988	26,329
	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	24,788	25,911
	ROACE before non-recurrent liabilities	16.9%	14.9%

STATEMENT OF CASH FLOW

JANUARY-MARCH 2005-2006

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-MARCH
	2005	2006
CASH FLOW FROM OPERATING ACTIVITIES

Net income from continuous operations before financial expenses	1,466	1,604
Adjustments for:
Amortizations	555	733
Net provisions	41	121
Income from non-commercial asset divestments	(64)	(29)
Other adjustments	50	(75)

EBITDA	2,048	2,354

Changes in working capital	(36)	(1,068)
Dividends received	11	26
Income taxes paid	(376)	(525)
Provisions used	(49)	(111)

	1,598	676

CASH FLOW FROM INVESTING ACTIVITY

Investment in fixed assets and companies:
Intangible assets	(8)	(20)
Property, Plant and Equipment	(482)	(627)
Acquisition of shareholding in consolidated companies	(115)	(22)
Other non-current assets	(25)	(90)

Total Investments	(630)	(759)
Divestments	150	84

	(480)	(675)

CASH FLOW FROM FINANCING ACTIVITIES

Loans proceeds	528	420
Repayment of loans	(583)	(667)
Net interest paid	(172)	(72)
Cash and cash equivalent obtained (applied) on derivative financial instruments	(31)	(10)
Payment of finance leases liabilities	(4)	(6)
Subsidies and other non-current liabilities received	8	22
Subsidies and other non-current liabilities cancelled	(160)	62
Dividend paid	(305)	(372)

	(719)	(623)

	399	(622)

Cash and cash equivalent at the beginning of the period	3,328	2,648

Other change in cash and cash equivalent
Other affiliates	8	(5)
Exchange rate	27	(7)

Cash and cash equivalent at the end of the period	3,762	2,014

TABLES

OPERATING HIGHLIGHTS

1ST QUARTER 2006

OPERATING HIGHLIGHTS E&P

		2005	2006	% Variation 06 / 05
	Unit	1Q	1Q
HYDROCARBON PRODUCTION	KBoed	1,131.6	1,102.3	-2.6

Crude and Liquids production	KBoed	542.1	509.0	-6.1
ABB	KBoed	408.3	369.6	-9.5
Rest of the world	KBoed	133.8	139.4	4.2

Natural Gas production	KBoed	589.5	593.3	0.6
ABB	KBoed	411.7	406.2	-1.3
Rest of the world	KBoed	177.9	187.1	5.2

OPERATING HIGHLIGHTS CHEMICALS

		2005	2006	% Variation
	Unit	1Q	1Q	06 / 05
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,018	1,168	14.7
By tipe of product
Base petrochemical	Kt	223	246	10.6
Spain	Kt	61	82	35.1
ABB	Kt	34	50	46.0
Rest of the world	Kt	128	114	-10.4
-Derivative petrochemicals	Kt	795	922	15.9
Spain	Kt	281	338	20.1
ABB	Kt	97	120	23.6
Rest of the world	Kt	417	464	11.2

OPERATING HIGHLIGHTS R&M

		2005	2006	% Variation 06 / 05
	Unit	1º Tr	1º Tr
CRUDE OIL PROCESSED	M toe	13.1	14.1	7.5
Spain	M toe	7.9	8.7	10.3
ABB	M toe	4.3	4.5	3.8
Rest of the world	M toe	0.9	0.9	1.0
SALES OF OIL PRODUCTS	Kt	14,131	14,469	2.4
Sales in Spain	Kt	8,285	8,641	4.3
Own network	Kt	5,571	5,384	-3.4
Light products	Kt	4,309	4,383	1.7
Other Products	Kt	1,262	1,001	-20.7
Other Sales to Domestic Market	Kt	1,877	1,862	-0.8
Light Products	Kt	1,400	1,288	-8.0
Other Products	Kt	477	574	20.3
Exports	Kt	837	1,395	66.7
Light Products	Kt	280	453	61.8
Other Products	Kt	557	942	69.1
Sales in ABB	Kt	3,920	3,845	-1.9
Own network	Kt	2,194	2,449	11.6
Light products	Kt	1,802	1,977	9.7
Other Products	Kt	392	472	20.4
Other Sales to Domestic Market	Kt	696	611	-12.2
Light Products	Kt	449	448	-0.2
Other Products	Kt	247	163	-34.0
Exports	Kt	1,030	785	-23.8
Light Products	Kt	662	410	-38.1
Other Products	Kt	368	375	1.9
Sales in rest of the world	Kt	1,926	1,983	3.0
Own network	Kt	1,269	1,313	3.5
Light products	Kt	1,116	1,168	4.7
Other Products	Kt	153	145	-5.2
Other Sales to Domestic Market	Kt	399	332	-16.8
Light Products	Kt	323	252	-22.0
Other Products	Kt	76	80	5.3
Exports	Kt	258	338	31.0
Light Products	Kt	55	102	85.5
Other Products	Kt	203	236	16.3
Other sales to the domestic market: includes sales to operators and bunker.
Exports: expressed from the country of origin.

LPG
LPG SALES (1)	Kt	998	1,125	12.7
Spain	Kt	708	630	-11.0
ABB	Kt	98	239	143.8
Rest of latam	Kt	162	186	14.9
Rest of the world	Kt	31	71	130.9

(1)	From 2006 onwards, wholesales in Argentina are booked under LPG. As a result, sales booked under ABB have been reclassified:

On like terms, the variation in Other Sales to Domestic Market/Other Products for this quarter has been -27.6% (instead of -34.0%), and in Exports/Other products, this has been 15.1% (instead of 1.9%). In LPG worldwide, on like terms, the variation this quarter has been 4.8% (instead of 12.7%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 15, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer